8180 Greensboro Drive Suite 785 McLean, Virginia 22102 Telephone (703) 883-1100 Facsimile (703) 883-2511
Breyer & Associates PC	E-mail jbreyer@b-a.net
ATTORNEYS AT LAW*	*Not admitted in Virginia

October 23, 2007

Via Edgar

Ms. Cecile Peters
Chief
Office of Information Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Home Federal Bancorp, Inc. Registration Statement on Form S-1 (333-146289), Exhibit 99.5 Continuing Hardship Exemption Request

Dear Sir or Madam:

        On behalf of Home Federal Bancorp, Inc. (the "Company"), we hereby request a continuing hardship exemption from the requirement to electronically file the exhibits to Exhibit 99.5, as well as certain tables to Exhibit 99.5, to the Company's Registration Statement on Form S-1 (the "Registration Statement") filed with the Securities and Exchange Commission ("SEC"). This request was previously provided in paper format and delivered to the Office of Edgar & Information Analysis on September 25, 2007.

        The exhibit for which we are requesting a continuing hardship exemption, Exhibit 99.5, is an appraisal report prepared by RP Financial, LC., an independent appraiser retained by the Company to determine the pro forma market value of the Company and its subsidiary, Home Federal Bank ("Bank"), in connection with a Plan of Conversion and Reorganization ("Plan") that was adopted by the Company and the Bank. Pursuant to the Plan, Home Federal MHC is converting from a mutual holding company structure to a stock holding company structure. The Company, as the resulting stock holding company, is issuing its common stock in a subscription and community offering, pursuant to the Plan. The offer and sale of common stock by the Company will be made pursuant to the Registration Statement.

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Breyer & Associates PC

Ms. Cecile Peters Chief Office of Information Technology Page 2

        The Company filed the Registration Statement via EDGAR with the SEC on September 25, 2007 and filed the appraisal report without its exhibits, and certain tables therein, as Exhibit 99.5 to the Registration Statement. After conversations with RP Financial, LC. and with the financial printer performing the electronic filing, it has been determined that the exhibits to the appraisal report, along with the tables not filed electronically, the bulk of which are generated by computer models, cannot be readily and accurately converted to the EDGAR system. The only means by which the Company can accurately file the exhibits to the appraisal report, and certain tables therein, electronically is to re-type major portions. Due to the fact that the exhibits to the appraisal report, along with the tables not filed electronically, are in excess of 75 pages and are comprised largely of small print financial data, it would take numerous days and man-hours to manually type this document and to convert it to the EDGAR format. Furthermore, the Company is concerned about the high possibility of error associated with manually re-typing a document of this length and detail, as well as the excessive costs involved. The Company is also concerned that any delay in filing these exhibits could cause its financial statements to go stale. Therefore, pursuant to Rule 202 of Regulation S-T, we hereby request a continuing hardship exemption from filing the exhibits to Exhibit 99.5, as well as certain tables therein, electronically, and represent that a paper copy of the exhibits to the appraisal report, and the tables not filed electronically, under cover of Form SE will be filed.

        If you have any questions regarding this matter, please feel free to contact the undersigned. We greatly appreciate your prompt attention to this matter.

Sincerely,

    /s/John F. Breyer, Jr.
    John F. Breyer, Jr.

JFB/ktr/1291